JE CLEANTECH HOLDINGS LIMITED

3 Woodlands Sector 1

Singapore 738361

VIA EDGAR

May 30, 2024

Securities and Exchange Commission (the “Commission”)

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Attention: Eranga Dias

RE:	JE Cleantech Holdings Limited Registration Statement on Form F-1 Filed May 31, 2023 File No. 333-272311

Dear Mr. Dias:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), JE Cleantech Holdings Limited (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form F-1 (File No. 333-272311) initially filed with the Securities and Exchange Commission (the “Commission”) on May 31, 2023, together with all amendments and exhibits thereto (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. The Company is withdrawing the Registration Statement because it no longer plans to proceed with the offering described in the Registration Statement. The Registration Statement was not declared effective and none of the Company’s securities have been issued or sold pursuant to the Registration Statement. The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

The Company further requests that in accordance with Rule 457(p) under the Act, all fees paid to the Commission in connection with the filing of the Registration Statements be credited to the Company’s account to be offset against the filing fee for future use by the Company or an affiliate of the Company.

Pursuant to the requirements of Rule 477 under the Act, the Company has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

Very truly yours,

JE CLEANTECH LIMITED

By:	/s/ LONG Jia Kwang
LONG Jia Kwang, Chief Financial Officer

cc:	HONG Bee Yin, Chief Executive Officer
Henry F. Schlueter, Schlueter & Associates, P.C.